SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

MATERIAL FACT

São Paulo, July 21st, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3:SUZB3/ NYSE: SUZ), in compliance with article 157, paragraph 4 of Federal Law 6,404, of December 15th, 1976, as amended ("Brazilian Corporations Law"), CVM Resolution 44, of August 23th, 2021, as amended, and in connection with the Material Fact disclosed on June 25th, 2024, about the startup of the new pulp mill located in Ribas do Rio Pardo, in the state of Mato Grosso do Sul ("Cerrado Project") in July, hereby informs its shareholders and the market in general of the start, on this date, of operations of the Cerrado Project, with annual production capacity of 2.55 million tons of bleached eucalyptus pulp.
Suzano, its suppliers and other partners of the Cerrado Project will work together in the ramp-up phase that has begun, aiming to execute it properly and as planned. The previously disclosed estimates on the production volume of the new mill remain valid, with approximately 900,000 tons expected in 2024, reaching 2.0 million tons by the end of 12 months of operations as from the present date. The Company estimates a period of approximately nine months for completion of the learning curve.
The new mill, now in operation, represents an important milestone in the evolution of the Company's structural competitiveness and growth, concerning its strategic avenues of “Be best-in-class in total pulp costs vision” and “Maintain relevance in pulp through good projects”.
Through the information disclosed in this Material Fact, the Company reiterates its commitment to transparency with shareholders and investors.
São Paulo, July 21st, 2024.
Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer